Exhibit 99.(d)(5)

April 30, 2017

FPA International Value Fund

11601 Wilshire Blvd., Ste. 1200

Los Angeles, CA 90025

RE:  Expense Limit Agreement — FPA International Value Fund

Dear Ladies and Gentlemen:

FPA International Value Fund (the “Fund”), a series of the FPA Funds Trust, a Delaware business trust, has entered into an agreement with First Pacific Advisors, LLC (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding brokerage fees and commissions, interest, taxes, fees and expenses of other funds in which the Fund invests, and extraordinary expenses) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund.  We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund exceeding the expense limit set forth in Schedule A.  We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement is for the one-year period commencing May 1, 2017 and terminating on April 30, 2018. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the New Investment Advisory Agreement.  Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
J. Richard Atwood, Managing Partner

The foregoing agreement is hereby
accepted as of May 1, 2017

By: FPA International Value Fund

By:	/s/ J. Richard Atwood

Title:	President

SCHEDULE A

FPA International Value Fund	Expense Limit
Common Stock, no par value	1.29%